

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 4, 2016

Robert Julian
Senior Vice President and Chief Financial Officer
Callaway Golf Company
2180 Rutherford Road
Carlsbad, California 92008

> **Re: Callaway Golf Company**
> **Form 10-K for the Year Ended December 31, 2015**
> **Filed March 4, 2016**
> **File No. 001-10962**

Dear Mr. Julian:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2015

Management's Discussion and Analysis
Years ended Dec. 31, 2015 and 2014, page 28

1. Within your MD&A disclosures, we note you discuss several reasons for the change in sales between periods, including a shift in product launch timing and softer market conditions. In addition, on page 30 you describe price increases on certain current year products. Please revise your discussion within this section to quantify the extent to which changes in net sales from year to year are attributable to increases in prices or volume sold. See Item 303(a)(3)(iii) of Regulation S-K. Additionally, in light of the numerous factors disclosed affecting gross profit and segment profitability measures, please revise to quantify each factor attributable to the change, or provide amounts necessary to put these changes in proper context.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Shifflett at 202-551-3381, Claire Erlanger at 202-551-3301 or me at 202-551-3377 with any questions.

Sincerely,

/s/ A.N. Parker *for*

Andrew Mew
Senior Assistant Chief Accountant